UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Disposal of Subsidiary and Related Party Transaction

On August 27, 2026, Millennium Strategic International Limited (“Millennium Strategic”), an indirect wholly owned Hong Kong subsidiary of Millennium Group International Holdings Limited (the “Company”), entered into a share purchase agreement with Yee Cheong (1926) Enterprise Company Limited (“Yee Cheong”), a company incorporated in Hong Kong, to sell all of the issued shares of Millennium Printing International Limited (“Millennium Printing”), a Hong Kong company engaged in the trading of paper-based packaging, for a cash purchase price of HKD 14,800,000 (approximately USD 1,897,436). Completion is subject to customary conditions, including receipt of all required corporate and regulatory approvals.

On the same date, Millennium Strategic and Yee Cheong entered into a deed of debt assumption, set-off and release, to which Millennium Holdings International Limited (“Millennium Holdings”), the immediate holding company of Millennium Strategic, has given its written consent. At completion, Millennium Strategic will release Millennium Printing from HKD 35,429,804 (approximately USD 4,542,283) of intercompany liabilities, and in consideration Yee Cheong will pay Millennium Strategic the same amount, of which HKD 16,380,000 (approximately USD 2,100,000) will be satisfied by setting off loans owed to Yee Cheong by Millennium Holdings and HKD 19,049,804 (approximately USD 2,442,283) will be paid in cash, as to HKD 14,471,348 within one month after completion and HKD 4,578,456 within six months after completion.

The loans to be set off are a loan of HKD 11,700,000 made on April 9, 2026, bearing interest at an annual rate of 2.83%, which the Company reported on Form 6-K furnished on April 9, 2026, and a loan of USD 600,000 made on April 1, 2026, bearing no interest. Upon the set-off both loans will be discharged in full and the related loan agreements will terminate.

Yee Cheong is a related party of the Company. Its ultimate beneficial shareholders are the same six shareholders that hold YC 1926 (BVI) Limited, the majority shareholder of the Company, holding 10,000,000 ordinary shares, representing approximately 88.89% of the Company’s outstanding ordinary shares. The audit committee of the Company, which is composed solely of independent directors, reviewed the transaction and recommended it to the board of directors, and it was approved by the disinterested directors, the interested directors having declared their interests and abstained from voting.

US dollar amounts are given at an exchange rate of USD 1.00 = HKD 7.8. The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the share purchase agreement and the deed of debt assumption, set-off and release, copies of which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated August 27, 2026, between Millennium Strategic International Limited and Yee Cheong (1926) Enterprise Company Limited
10.2	Deed of Debt Assumption, Set-off and Release, dated August 27, 2026, between Millennium Strategic International Limited and Yee Cheong (1926) Enterprise Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Millennium Group International Holdings Limited

Date: September 1, 2026	By:	/s/ Ming Hung Lai
	Name:	Ming Hung Lai
	Title:	Chairman

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